FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2018

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

Director/PDMR Shareholding

26 March 2018 15:00 BST

TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

AstraZeneca PLC (the Company) announces that, on 23 March 2018, certain Persons Discharging Managerial Responsibilities of the Company (PDMRs) were granted awards of the Company's ordinary shares of $0.25 each (Ordinary Shares) under the terms of the AstraZeneca Deferred Bonus Plan (AZDBP) and the AstraZeneca Performance Share Plan (AZPSP), as detailed in the table below.

PDMR	Ordinary Shares granted under the AZDBP	Ordinary Shares granted under the AZPSP	Award price per Ordinary Share
Pascal Soriot	13,157	128,889	£48.53
Marc Dunoyer	7,037	61,240	£48.53

The AZDBP award represents the portion of each PDMR's annual bonus for 2017 that they are required to defer into shares. The Ordinary Shares granted under the AZDBP are subject to a three-year holding period and are due to vest on the third anniversary of grant.

The AZPSP award is subject to a combination of performance measures focused on scientific, commercial and financial performance assessed over a three-year performance period (1 January 2018 to 31 December 2020). The Ordinary Shares granted under the AZPSP are subject to a two-year holding period following the performance period, and are due to vest on the fifth anniversary of grant.

Details of the performance measures attached to the AZPSP award can be found in the Directors' Remuneration Report within the AstraZeneca Annual Report and Form 20-F Information 2017, which is available on the Company's website at www.astrazeneca.com/annualreport2017.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism and Respiratory. The Company also is selectively active in the areas of autoimmunity, neuroscience and infection. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide.

For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Esra Erkal-Paler	UK/Global	+44 203 749 5638
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Matt Kent	UK/Global	+44 203 749 5906
Gonzalo Viña	UK/Global	+44 203 749 5916
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance; Fixed Income; M&A	+44 7881 615 764
Henry Wheeler	Oncology	+44 203 749 5797
Mitchell Chan	Oncology; Other	+1 240 477 3771
Christer Gruvris	Brilinta; Diabetes	+44 203 749 5711
Nick Stone	Respiratory; Renal	+44 203 749 5716
US toll free		+1 866 381 7277

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 26 March 2018

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary